Erica L. Zong Evenson

Direct Phone: +1.202.373.6182

erica.zong@bingham.com

February 18, 2014

Re: AdvisorShares Trust (the “Registrant”) - Post-Effective Amendment No. 88 to the Registration Statement on Form N-1A (the “Registration Statement”); File Nos. 333-157876 and 811-22110

Dear Ms. Lithotomos:

This letter responds to comments conveyed to us by telephone on January 16, 2014 relating to the Registrant’s Post-Effective Amendment No. 88, filed on December 5, 2013 (“PEA No. 88”) for the purpose of registering shares of the Registrant’s Athena High Dividend ETF (the “Fund”). For ease of reference, we have set forth below your comments followed by the Registrant’s responses to the comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the Registration Statement.

Prospectus

1.    Comment. Please confirm that the Fund, as described in PEA No. 88, is consistent with the Registrant’s exemptive relief.

Response. We confirm that the Fund, as described in PEA No. 88, is consistent with the Registrant’s exemptive relief issued on May 28, 2010 (File No. 812-13677).

2.     Comment. We note that the investment objective of the Fund is to seek long-term appreciation. Please explain how this objective does not conflict with the Fund’s name.

Response. According to the Registrant, considerable research from the portfolio manager and many others shows that high dividend yield stocks also can generate the highest total returns; therefore, the Fund is expected to produce long term appreciation by investing in such stocks.

3.     Comment. For future 485(a) filings, please ensure that the Prospectus and Statement of Additional Information (“SAI”) are complete prior to filing. Please include fees and expenses information in a correspondence filing made prior to the Fund’s 485(b) filing.

Response. We have confirmed that the Registrant will endeavor to file future 485(a) filings that are complete, including fees and expenses information, when doing so is both possible and practical. With respect to the Fund, the fees and expenses are as follows:

AdvisorShares Trust

February 18, 2014

SHAREHOLDER FEES (fees paid directly from your investment)	None
ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
MANAGEMENT FEES	0.80%
DISTRIBUTION (12b-1) FEES	0.00%
OTHER EXPENSES(a)	0.62%
TOTAL ANNUAL FUND OPERATING EXPENSES	1.42%
FEE WAIVER AND/OR EXPENSE REIMBURSEMENT(b)	0.43%
TOTAL ANNUAL FUND OPERATING EXPENSES AFTER FEE WAIVER AND/OR EXPENSE REIMBURSEMENT	0.99%

(a)	Because the Fund is new, “Other Expenses” are based on estimated amounts for the current fiscal year.

(b)	AdvisorShares Investments, LLC (the “Advisor”) has contractually agreed to reduce its fees and/or reimburse expenses to keep net expenses (excluding amounts payable pursuant to any plan adopted in accordance with Rule 12b-1, interest expense, taxes, brokerage commissions, acquired fund fees and expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles, and extraordinary expenses) from exceeding 0.99% of the Fund’s average daily net assets for at least one year from the date of this Prospectus. The expense limitation agreement may be terminated, without payment of any penalty, (i) by the Trust for any reason and at any time and (ii) by the Advisor, for any reason, upon ninety (90) days’ prior written notice to the Trust, such termination to be effective as of the close of business on the last day of the then-current one-year period.

4.	Comment. We note that footnote (b) to the fee table refers to Acquired Fund Fees and Expenses, but that there is no corresponding line item in the table. Please confirm whether the Fund will invest in underlying funds.

Response. Although the Fund may invest in underlying funds, it does not expect such investments to exceed 0.01% of average net assets of the Fund. Therefore, there is no separate line item included in the fee table.

5.	Comment. Please confirm that the Fund’s expense limitation agreement will continue in effect for over a one-year period.

Response. As noted in footnote (b), the expense limitation agreement will continue for at least one year from the date of the prospectus.

6.	Comment. Please confirm that the language in footnote (b) to the fee table does not mean that AdvisorShares Investments, LLC may unilaterally terminate the expense limitation agreement.

AdvisorShares Trust

February 18, 2014

Response. The Advisor may terminate the expense limitation agreement unilaterally as of the close of business on the last day of the then-current one-year period.

7.	Comment. Please explain why “Early Closing Risk” is considered to be a principal risk associated with the principal strategies of the Fund.

Response. The Registrant has deleted this risk disclosure.

8.	Comment. Please consider revising the “Equity Risk” disclosure to include a discussion explaining that the risk of equities that pay a high dividend.

Response. The Registrant has added the suggested disclosure.

9.	Comment. Please describe the creation unit breakdown between “a portfolio of securities closely approximating the holdings of the Fund and a specified amount of cash,” as described under the “Purchase and Sale of Fund Shares” section of the Prospectus.

Response. Because we believe this information would only be useful to Authorized Participants, the more detailed discussion is found in the SAI under the heading “Creation and Redemption of Creation Units.”

10.	Comment. Please disclose how much notice shareholders will receive in the event of a change to the Fund’s investment objective.

Response. The Fund has not adopted a notice policy nor is it required to disclose a notice policy. Generally, however, the Fund will attempt to provide shareholders with 30 to 60 days’ notice of any material changes to the Fund’s investment objective.

11.	Comment. Please confirm whether investing in derivatives is a principal strategy of the Fund.

Response. The Fund does not use derivative instruments as a principal strategy of the Fund.

Statement of Additional Information

12.	Comment. If applicable, please include a discussion of the risks of reinvesting cash collateral in the “Lending of Portfolio Securities” section.

Response. The Registrant has added the suggested disclosure.

AdvisorShares Trust

February 18, 2014

13.	Comment. With respect to the Fund’s fundamental investment policy regarding borrowing money, where the 1940 Act requirements with respect to borrowing are noted, please state also the requirement under the Act that if at any time a fund’s borrowings exceed 33-1/3% of the value of the fund’s total assets, the fund will reduce its borrowings within three days (excluding Sundays and holidays) to the extent necessary to comply with the 33-1/3% limitation.

Response. The requested disclosure is already included in the SAI under the “Borrowing” section.

14.	Comment. Please confirm that the Board of Trustees has reviewed the sub-adviser’s conflicts of interest policies and procedures and, if so, please disclose such review in the SAI.

Response. The Registrant confirms that the Board of Trustees has reviewed the sub-adviser’s conflicts of interest policies and procedures.

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The Registrant hereby acknowledges that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (ii) the SEC’s or SEC staff’s comments or changes to disclosure in response to staff comments in the Registration Statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the Registration Statement; (iii) the action of the SEC or the SEC staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iv) the Registrant may not assert the SEC’s or the SEC staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6182.

Sincerely yours, /s/ Erica L. Zong Evenson Erica L. Zong Evenson

cc:	Noah Hamman
Dan Ahrens W. John McGuire, Esq. Magda El Guindi-Rosenbaum, Esq.